News Release
Suite 1000, 205 Ninth Ave. S.E. Calgary, Alberta T2G 0R4 Website: www.fording.ca

For Immediate Release

FORDING RECEIVES FAVOURABLE TAX RULING

CALGARY, August 16, 2005 – Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) today announced that it has received a favourable tax ruling from the Canada Revenue Agency that will allow it to proceed with the reorganization approved by unitholders at the Annual and Special Meeting held on May 4, 2005.

The Trustees of the Trust along with the Directors of Fording Inc. have determined to proceed with the reorganization. As a result, Fording Inc. will apply to the Court of Queen’s Bench of Alberta for the final order that is required before the reorganization can be completed.

The application for the final order approving the reorganization will be heard at the Courthouse, 611 – 4th Street S.W., Calgary, Alberta, at 9:00 a.m. on Friday, August 19, 2005. If the Court issues the final order at the hearing, the closing of the reorganization is expected to occur on or about August 24th, 2005. In addition, the Trust will proceed with the three-for-one split of its units as part of the reorganization, the timing of which is dependent upon the closing of the reorganization.  Once this is established, the Trust will issue a news release advising of the effective date of the split.

As part of the reorganization, certain amendments are required to be made to the form of the Amended and Restated Declaration of Trust that was attached to the Management Information Circular dated April 2, 2005. These amendments, which do not significantly alter the intent or effect of the reorganization, include the following:

  the definition of “Internal Reorganization” will be clarified to provide that an internal reorganization is a reorganization of the Trust or its assets that results in the Trust continuing to hold, directly or indirectly, 100% of the equity and voting interest in, and 100% of the assets of, Fording Limited Partnership or any successor thereto;

  a provision will be added to provide unitholders with the right to approve material amendments to the governing documents of Fording (GP) ULC, which is the managing general partner of Fording LP; and

  a provision will also be added to the Amended and Restated Declaration of Trust to specifically permit the Trustees, on behalf of the Trust, to guarantee or provide an indemnity in connection with the debts and obligations of any of its affiliates or the Elk Valley Coal Partnership and to secure any guarantee or indemnity with property of the Trust. This amendment is required in connection with the credit facilities that will be put in place following completion of the reorganization and certain security arrangements to be entered into in connection therewith.

The final form of the Amended and Restated Declaration of Trust will be filed on SEDAR following completion of the reorganization.

About Fording

Fording Canadian Coal Trust is an open-ended mutual fund trust. Through investments in metallurgical coal and industrial minerals mining and processing operations, the Trust makes quarterly cash distributions to unitholders. The Trust, through its wholly owned subsidiary, Fording Inc., holds a 60% interest in the Elk Valley Coal Partnership and is the world's largest producer of the industrial mineral wollastonite. Elk Valley Coal Partnership, comprised of Canada's senior metallurgical coal mining properties, is the world's second largest exporter of metallurgical coal, and expects to supply approximately 27 million tonnes of high-quality coal products to the international steel industry in 2005. The Trust’s shares are traded on the Toronto Stock Exchange under the ticker symbol FDG.UN and on the New York Stock Exchange under the symbol FDG.

Forward-looking Information

Certain information included in this document is of a forward-looking nature. Forward-looking information is subject to known and unknown risks, as well as uncertainties and other factors. Accordingly, actual results may differ materially from those expressed or implied in forward-looking information. Some of the risks, uncertainties and other factors affecting Fording Canadian Coal Trust are discussed in our public filings with the securities regulatory authorities in Canada and the United States. Copies of Fording Canadian Coal Trust’s Canadian filings, including our most recent management information circular, annual information form, annual report, quarterly reports, material change reports and news releases, are available online at www.sedar.com, and copies of our U.S. filings, including our most recent annual report on Form 40-F as supplemented by filings on Form 6-K, are available at www.sec.gov. Information in this document is presented as of August 16, 2005 and is subject to change after this date. However, Fording Canadian Coal Trust disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information contact:

Susan J. Soprovich

Catherine Hart

Director, Investor Relations

Investor Relations Analyst

403-260-9834

403-260-9817

Email: investors@fording.ca

Website: www.fording.ca